Exhibit 99.1

ARC RESOURCES LTD. REPORTS FIRST QUARTER 2011 RESULTS

CALGARY, May 17 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter operating and financial results. First quarter production was 73,880 boe per day, funds from operations were $194.1 million ($0.68 per share) and net income was $65.2 million ($0.23 per share). The related unaudited Condensed Consolidated Financial Statements and Notes, as well as Management's Discussion and Analysis ("MD&A"), are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

    <<
                                               Three Months Ended
                                                   March 31
                                                2011      2010(1)   % Change
    -------------------------------------------------------------------------
    FINANCIAL
    (Cdn$ millions, except per share
     and per boe amounts)
    Funds from operations(2)                   194.1       167.9          16
      Per share(3)                              0.68        0.67           1
    Net income                                  65.2       149.8         (56)
      Per share(3)                              0.23        0.59         (61)
    Operating income(4)                         81.8        79.2           3
      Per share(3)                              0.29        0.31          (6)
    Dividends                                   85.5        75.0          14
      Per share(3)                              0.30        0.30           -
    Capital expenditures                       157.2       128.3          23
    Net debt outstanding(5)                    731.9       678.3           8
    Shares outstanding, diluted(6)             284.9       251.8          13
    Shares outstanding, end of period          285.4       252.8          13
    OPERATING
    Production
      Crude oil (bbl/d)                       28,108      27,640           2
      Condensate (bbl/d)                       1,872       1,245          50
      Natural gas (mmcf/d)                     246.4       217.9          13
      Natural gas liquids (bbl/d)              2,834       2,006          41
      Total (boe/d)                           73,880      67,207          10
    Average prices
      Crude oil ($/bbl)                        82.27       76.26           8
      Condensate ($/bbl)                       88.34       80.00          10
      Natural gas ($/mcf)                       4.05        5.42         (25)
      Natural gas liquids ($/bbl)              43.83       48.12          (9)
      Oil equivalent ($/boe)                   48.75       51.85          (6)
    Operating netback ($/boe)
      Commodity and other sales                48.83       51.93          (6)
      Transportation costs                     (1.10)      (0.99)         11
      Royalties                                (6.81)      (8.58)        (21)
      Operating costs                         (10.12)      (9.29)          9
      Netback before hedging                   30.80       33.07          (7)
      Realized gain (loss) on risk
       management contracts                     3.58       (0.01)          -
      Netback after hedging                    34.38       33.06           4
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    TRADING STATISTICS(7)
    High price                                 28.40       22.49          26
    Low price                                  24.05       19.80          21
    Close price                                26.35       20.50          29
    Average daily volume (thousands)           1,636       1,287          27
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    (1) Beginning January 1, 2011, all Canadian publicly accountable enterprises are required to prepare their financial statements using
        International Financial Reporting Standards ("IFRS"). Accordingly,
        ARC has prepared its unaudited Condensed Consolidated Financial
        Statements for the three months ended March 31, 2011 under IFRS and has restated its unaudited Condensed Consolidated Financial
        Statements for the three months ended March 31, 2010 to comply with
        IFRS. See Note 16, "Explanation of Transition to International
        Financial Reporting Standards" in the unaudited Condensed
        Consolidated Financial Statements for the three months ended
        March 31, 2011 for information on ARC's transition to IFRS and a reconciliation of its affected financial information.
    (2) Funds from operations is not a recognized performance measure under
        Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Historically, management disclosed cash flow from operating activities. All references to 2010 cash flow from operating activities throughout this news release have been restated for comparative purposes to reflect funds from operations. See the "Non-GAAP Measures" section in the MD&A for the three months ended March 31, 2011 and 2010 for a reconciliation of net income to funds from operations.
    (3) Upon conversion to a corporation, ARC trust units were exchanged for common shares. In all cases, the term per share can be interpreted as per unit prior to December 31, 2010. Per share amounts (with the exception of dividends) are based on diluted shares.
    (4) Operating income is a non-GAAP measure that adjusts net income for significant items that are not indicative of operating performance and that management believes reduces the comparability of the financial performance between periods. See "Operating Income" section in this news release for a reconciliation of operating income to net income.
    (5) Net debt excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations associated with assets held for sale.
    (6) Based on weighted average shares plus the dilutive impact of share options outstanding during the period see Note 12 "Shareholders'
        Capital" in the unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011.
    (7) Trading prices are stated in Canadian dollars and based on intra-day trading.
    >>

FINANCIAL AND OPERATIONAL HIGHLIGHTS

High oil prices positively impacted first quarter operating income, net income and funds from operations. ARC exited the quarter with a strong financial position with debt levels reduced from year-end 2010 levels. To capitalize on the near-term strength of oil prices, ARC accelerated certain crude oil and liquids projects in its 2011 capital program and continued to develop its natural gas prospects in the Montney play in northern British Columbia.

    <<
    -   On December 31, 2010, ARC completed its conversion from a trust to a dividend paying corporation after receiving security holders' and legal and regulatory approval in December 2010. ARC's business strategy is unchanged and all officers and directors remain the same.
        The common shares of ARC trade on the Toronto Stock Exchange under the symbol ARX.

    -   ARC's first quarter average production of 73,880 boe per day, consisting of 44 per cent crude oil and natural gas liquids and 56 per cent natural gas, was up 10 per cent relative to the first quarter of 2010 (crude oil and liquids production was up six per cent and natural gas production was up 13 per cent).  First quarter volumes were reduced by approximately 3,000 barrels of oil equivalent ("boe") per day primarily as a result of the Dawson gas plant being completely shut-down for approximately four weeks longer than planned and due to adverse winter weather conditions impacting certain properties.  The additional Dawson downtime was attributed to complex electrical issues and severe winter weather encountered during the tie-in of the Phase 2 gas plant (see "Dawson Operational
        Update" news release dated April 20, 2011).  First quarter production was down 13 per cent relative to the fourth quarter of
        2010 as a result of the facilities shut-down at Dawson, the disposition of 3,400 boe per day during the quarter and adverse winter weather conditions impacting operations in certain areas.

    -   Funds from operations of $194.1 million ($0.68 per share) in the first quarter of 2011 were up 16 per cent from $167.9 million ($0.67 per share) in the first quarter of 2010. Higher production volumes, crude oil prices and cash gains on risk management contracts were partially offset by lower natural gas prices and increased total royalties, transportation and operating costs in the quarter.

    -   Net income was $65.2 million ($0.23 per share) in the first quarter of 2011, down from $149.8 million ($0.59 per share) in the first quarter of 2010. The decrease was largely due to an unrealized loss on risk management contracts of $148.6 million ($111.5 million net of tax) in the first quarter of 2011 relative to an unrealized gain of
        $83.8 million ($63.5 million net of tax) in 2010. First quarter 2011 net income included an $87.9 million gain on the sale of properties
        ($65.9 million net of tax).

    -   Operating income was $81.8 million in the first quarter of 2011, a marginal increase from the same period of 2010. The increase was due to higher first quarter volumes, increased crude oil prices and cash gains on risk management contracts, offset by lower natural gas prices and increases in total royalties, transportation and operating costs in the quarter.

    -   ARC's total realized price was $48.75 per boe in the first quarter of
        2011, down six per cent from the $51.85 per boe realized in the first quarter of 2010. ARC's first quarter 2011 crude oil price of $82.27 per barrel increased eight per cent relative to 2010 prices. Natural gas prices, still depressed by high inventory levels and increased natural gas production in the United States, were down 25 per cent relative to 2010 levels to average $4.05 per mcf. While crude oil and liquids accounted for 44 per cent of first quarter production, they contributed 72 per cent of first quarter sales due to the strength of crude oil prices.

    -   ARC realized cash hedging gains of $25.7 million in the first quarter of 2011, primarily associated with the hedging of natural gas. The first quarter unrealized mark-to-market ("MTM") hedging loss of
        $148.6 million was mainly attributed to crude oil hedges in which ARC has "locked in" the ceiling price on 20,000 barrels per day through
        2011 and 18,000 barrels per day through 2012 at an average price of
        $91 per barrel. Approximately 55 per cent of expected 2011 total production is currently hedged with additional volumes hedged for
        2012 and 2013.

    -   Capital expenditures for the first quarter totaled $157.2 million.
        ARC drilled 33 gross operated oil wells and 10 gross operated natural gas wells with a 100 per cent success rate. ARC's 2011 capital expenditure budget of $625 million focuses on oil and liquids rich opportunities at Ante Creek and Pembina in Alberta, Parkland in
        British Columbia and Goodlands in Manitoba and supports paced development of the Montney natural gas opportunities in northeast
        British Columbia.

    -   ARC completed construction on the 60 mmcf per day Phase 2 gas plant in Dawson early in the second quarter, effectively doubling ARC's operated processing capacity to 120 mmcf per day. ARC's Phase 1 gas plant returned to normal operations on May 1, after operating at a reduced capacity following a motor failure early in the second quarter. Including third party processed gas, Dawson production is currently approximately 155 mmcf per day and is expected to increase to 165 mmcf per day by the end of the second quarter as the throughput at the plants increases.

    -   ARC has a strong balance sheet with a net debt to annualized first quarter funds from operations ratio of 0.9 times, with net debt representing approximately nine per cent of ARC's total
        capitalization.

    -   ARC declared and paid a dividend of $0.30 per share to shareholders for the first quarter of 2011 and a dividend of $0.10 per share to shareholders for April 2010. ARC has confirmed a dividend of $0.10 per share to be paid on June 15, 2011 to shareholders of record on
        May 31, 2011, and has conditionally declared a dividend of $0.10 per share, payable monthly, for June and July of 2011 subject to confirmation by monthly news release and further resolution of the
        Board of Directors.

    -   On January 31, 2011, ARC completed the previously announced disposition of approximately 3,400 boe per day and approximately 14.7 million boe of proved plus probable reserves associated with non-core properties in central Alberta for proceeds of $170 million. Proceeds from the sale were used to reduce indebtedness. In accordance with
        IFRS, first quarter net income included a $65.9 million gain, net of tax, as a result of the disposition.

    -   This spring has seen severe flooding in parts of Saskatchewan and
        Manitoba, and parts of northern Alberta have recently been devastated by wildfires.  These events have impacted the lives of thousands of Canadians, and ARC's employees and operations have not been immune.  At this time, it is very difficult to assess the full impact that these events will have on ARC's full year production.
        Currently, approximately 5,000 boe per day of production is shut-in, consisting predominately of oil production.  ARC is uncertain when electricity will be restored to the affected fields in Alberta and when both the areas impacted by wildfires and flooding will be accessible to resume normal operations and continue the execution of the capital program.  ARC will monitor these situations,
        assess the impact on its full year budget production and will provide details in its mid-year review.  Production volumes in 2011 may average in the 80,000 - 85,000 boe per day range with
        exit production expected to be in excess of 90,000 boe per day.
    >>

FINANCIAL REVIEW

ARC had a solid first quarter with higher production and higher sales on the strength of crude oil prices, which partially mitigated the effect of low natural gas prices. ARC exited the quarter with lower debt levels relative to year-end 2010 due to strong funds from operations and the receipt of $170 million of proceeds from the sale of properties in the first quarter. ARC maintained a dividend of $0.30 per share in the first quarter, unchanged from distribution levels prior to the conversion to a corporation.

Funds from operations

ARC's first quarter funds from operations of $194.1 million ($0.68 per share) were up 16 per cent compared to the first quarter of 2010 funds from operations of $167.9 million ($0.67 per share). First quarter sales increased three per cent due to a 10 per cent increase in first quarter production and an eight per cent increase in crude oil pricing, partially offset by a 25 per cent decrease in natural gas prices. Higher total royalties, operating costs and transportation costs attributed to higher first quarter volumes reduced the impact of the gains in volume. Cash gains on risk management contracts of $25.7 million increased first quarter 2011 funds from operations relative to 2010, when cash gains were just $1.3 million.

Following is a reconciliation of net income to funds from operations for the first quarters of 2011 and 2010.

    <<
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                                                         Q1 2011     Q1 2010
    -------------------------------------------------------------------------
    Net income                                              65.2       149.8
    Adjusted for the following non-cash items:
      Depletion, depreciation and amortization              66.0        85.0
      Accretion of asset retirement obligation               3.5         3.1
      Deferred tax expense                                  19.1        23.4
      Loss on revaluation on exchangeable shares               -         1.8
      Unrealized (gains) and losses on risk management
       contracts related to future production periods      136.6       (83.7)
      Unrealized (gain) on short-term investment            (0.7)          -
      Non-cash lease inducement                              1.9           -
      Foreign exchange (gain) on revaluation of debt        (9.6)      (11.5)
      (Gains) on disposals of petroleum and natural
        gas properties                                     (87.9)          -
    -------------------------------------------------------------------------
    Funds from operations                                  194.1       167.9
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    >>

The following table details the items contributing to the change in funds from operations for the first quarter of 2011 relative to 2010.

    <<
    -------------------------------------------------------------------------
                                                      $ millions  $ per share
    -------------------------------------------------------------------------
    Funds from operations - Q1 2010                        167.9        0.67
    -------------------------------------------------------------------------
    Volume variance
      Crude oil and liquids                                 11.3        0.04
      Natural gas                                           13.9        0.06
    Price variance
      Crude oil and liquids                                 15.6        0.06
      Natural gas                                          (30.3)      (0.12)
    Realized gains on risk management contracts             24.5        0.10
    Loss on annual settled risk management contracts(1)    (12.0)      (0.05)
    Royalties                                                6.6        0.03
    Expenses:
     Operating and transportation                          (11.9)      (0.05)
     General and administrative                              6.6        0.03
     Interest                                                1.1           -
     Realized foreign exchange gain                          0.8           -
    Diluted shares                                             -       (0.09)
    -------------------------------------------------------------------------
    Funds from operations - Q1 2011                        194.1        0.68
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    (1) Represents first quarter unrealized MTM loss on annual call contracts which cash settle on an annual basis.
    >>

Net Income

Net income decreased 56 per cent in the first quarter to $65.2 million ($0.23 per share) from $149.8 million ($0.59 per share) in 2010. First quarter net income was reduced by a $148.6 million unrealized MTM loss on risk management contracts, predominantly crude oil contracts, compared to an unrealized MTM gain of $83.8 million in the first quarter of 2010. First quarter net income included an $87.9 million gain on disposal of producing properties (nil 2010) and an unrealized foreign exchange gain of $9.6 million ($11.5 million unrealized gain in 2010) due to the strengthening of the Canadian dollar and associated revaluation of U.S. denominated debt balances.

Operating Income

Operating income increased marginally to $81.8 million from $79.2 million in the first quarter of 2010. Higher sales attributed to increased production and crude oil prices were offset by higher total royalties, operating costs and depletion expense on the increased first quarter volumes. Following is a summary of operating income for the first quarters of 2011 and 2010.

    <<
    -------------------------------------------------------------------------
                                                         Q1 2011     Q1 2010
    -------------------------------------------------------------------------
    Net income                                              65.2       149.8
    -------------------------------------------------------------------------
    Add (deduct) non-operating items:
      Unrealized (gain) loss on risk management
       contracts, net of tax                               111.5       (63.0)
      Unrealized (gain) on foreign exchange, net of tax     (7.2)       (8.6)
      (Gains) on disposal of petroleum and natural
        gas properties, net of tax                         (65.9)          -
      Impairments (recovery) on property, plant and
       equipment, net of tax                               (21.3)          -
      Unrealized (gain) on short-term investment,
       net of tax                                           (0.5)          -
      Loss on revaluation of exchangeable shares,
       net of tax                                              -         1.0
    -------------------------------------------------------------------------
    Operating Income(1)                                     81.8        79.2
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    (1) Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term
        "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short term investments, after-tax gains and losses on revaluation of exchangeable shares, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods. The most directly comparable measure of operating income calculated in accordance with GAAP is net income.
    >>

Debt Management

ARC's balance sheet remains strong with approximately 67 per cent of outstanding debt being fixed-rate with a weighted average remaining term of 5.9 years. At March 31, ARC had total credit facilities of $1.6 billion with $646.7 million of borrowings under the credit facilities, leaving $924.1 million of available credit capacity. Proceeds of $170 million from the sale of non-core properties in Central Alberta along with strong funds from operations in the first quarter resulted in a reduction of debt levels relative to year-end. ARC's net debt to annualized first quarter funds from operations was 0.9 times, well below ARC's targeted limit of two times. Net debt to capitalization of nine per cent was also well below ARC's targeted limit of 20 per cent.

ARC expects to finance its 2011 capital program with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP") and existing credit capacity.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flow and to protect acquisition and development economics. ARC currently limits the amount of total forecast production that can be hedged to a maximum 55 per cent over the next two years with the remaining 45 per cent of production being sold at market prices.

During the first quarter of 2011, ARC realized a cash gain of $25.7 million primarily attributed to natural gas swap contracts on approximately 52 per cent of first quarter natural gas production hedged at Cdn$5.85 per mcf.

An unrealized MTM loss of $148.6 million loss was recorded in the first quarter due to the increase in the loss position on liquids hedge contracts. At March 31, 2010, ARC's liquids hedge contracts were in a loss position of $199 million, based on average 2011 and 2012 WTI crude oil forward pricing estimated at US$107 per barrel relative to the hedged (ceiling) price of approximately US$91 per barrel on contracted volumes. While the unrealized MTM loss had a negative impact on net income in the quarter, the average floor price of approximately US$88 per barrel on hedged volumes for 2011 through 2013 provides a level of certainty for ARC to execute on its business plans over the next two years. Partially offsetting the loss position on crude oil hedge contracts, ARC's natural gas hedge contracts were in a gain position of $69 million at March 31, 2011 based on average 2011 and 2012 natural gas forward pricing estimated at Cdn$4.14 per mcf.

The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized MTM value with changes in commodity prices in future periods. Subsequent to quarter end, average crude oil forward prices decreased to approximately US$100 per barrel for 2011 and 2012 and average natural gas forward prices decreased to approximately Cdn$4.11 per mcf for 2011 and 2012 relative to forward prices at March 31, 2011. Due to the reduction in forward commodity prices subsequent to quarter end, ARC's unrealized MTM position on oil and natural gas contracts decreased from a loss of $130 million at March 31, 2011 to a loss of approximately $60 million at May 16, 2011.

ARC has partially mitigated the weak outlook for natural gas prices by protecting the selling price on 163 mmcf per day of natural gas at Cdn$5.44 per mcf for the remainder of 2011. On the liquids side, ARC has protected 20,000 barrels of crude oil per day at an average floor price of US$84.61 per barrel and an average ceiling price of US$89.61 per barrel for the remainder of 2011. Additional volumes are hedged for 2012 and 2013 as summarized in the following table. For a complete listing of ARC's hedging contracts, see Note 11 "Risk Management Contracts" in the unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011.

    <<
    -------------------------------------------------------------------------
    Hedge Positions
     Summary(1)
    As at             April - December
     March 31, 2011         2011               2012               2013
    -------------------------------------------------------------------------
    Crude Oil(2)      US$/bbl  bbl/day   US$/bbl  bbl/day   US$/bbl  bbl/day
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      Sold Call         89.61   20,000     91.39   18,000    110.00    2,000
      Bought Put        84.61   20,000     91.39   18,000     90.00    2,000
      Sold Put          61.27   12,000     60.00    5,000         -        -
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    Natural Gas(3)   Cdn$/mcf  mcf/day  Cdn$/mcf  mcf/day  Cdn$/mcf  mcf/day
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      Sold Swap          5.44  162,973      4.30   67,978         -        -
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    (1) The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.
    (2) For 2011 and 2012, all put positions settle against the monthly average WTI price, providing protection against monthly volatility.
        Calls have been sold against either the monthly average or the annual average WTI price. For annual sold calls, volumes are based on full year and ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.
    (3) The natural gas price shown translates all NYMEX positions to an AECO equivalent price based on offsetting basis positions and the period end exchange rate. The equivalent hedged NYMEX price would approximate $6.12 per mmbtu and $5.00 per mmbtu for 2011 and 2012, respectively.
    >>

OPERATIONAL REVIEW

During the first quarter of 2011 ARC spent $157.2 million of capital on drilling, facilities, optimization and exploration activities. ARC drilled 43 gross (39 net) operated wells comprising 33 gross (30 net) oil wells and 10 gross (9 net) natural gas with a 100 per cent success rate. Of the nine net natural gas wells, five of the wells were liquids rich. Oil and liquids-rich natural gas wells represented 90 per cent of total wells drilled - a reflection of ARC's strategy to capitalize on the strength of oil prices through acceleration of oil and liquids projects in 2011.

First quarter production averaged 73,880 boe per day consisting of 56 per cent natural gas and 44 per cent crude oil and liquids. The start-up of the 60 mmcf per day Phase 1 Dawson gas plant in the second quarter of 2010, the acquisition of Storm Exploration Inc. on August 17, 2010 and a successful drilling program all contributed to higher production in the first quarter of 2011 relative to 2010.

First quarter production was down 13 per cent relative to the fourth quarter of 2010 due to the disposition of properties, adverse winter weather conditions impacting certain properties, and downtime at Dawson of 5,000 boe per day to tie-in the Phase 2 Dawson gas plant. The Phase 1 gas plant was down for four weeks longer than planned during the quarter due to complex electrical issues and severe winter weather. The Dawson Phase 1 gas plant was running above design capacity in the fourth quarter, contributing an additional 2,700 boe per day through the fourth quarter. The Dawson Phase 1 gas plant throughput was reduced to design capacity in the first quarter to ensure long-term optimal equipment reliability and performance.

Dawson

Production from the Dawson property in the Montney region of northeast British Columbia averaged 73 mmcf per day of natural gas during the first quarter of 2011, accounting for approximately 16 per cent of total first quarter production. First quarter volumes were impacted by the complete shut-down of the Phase 1 Dawson gas plant for six weeks to tie-in the new Phase 2 gas plant. During the quarter, ARC drilled three horizontal wells at Dawson.

The Phase 2 gas plant commenced full operations at its 60 mmcf per day design capacity in mid-April. With the completion of the Phase 2 gas plant, ARC's Dawson operated gas plant processing capacity increased to 120 mmcf per day, complementing the 45 mmcf per day of third-party processing capacity. ARC expects Dawson production to increase to 165 mmcf per day by the end of the second quarter after throughput is increased at both plants and behind-pipe production is brought on-stream.

During 2011, ARC plans to spend $98 million at Dawson to drill 14 operated wells. ARC forecasts 2011 full year Dawson production to average approximately 145 mmcf per day with a 2011 exit production rate of approximately 165 mmcf per day.

West Montney

ARC's West Montney region includes the Sunrise, Septimus and Sundown properties. First quarter production averaged 6.8 mmcf per day from the Sunrise non-operated property. ARC plans on bringing 15 mmcf per day of operated production on stream through a third party facility by the start of the fourth quarter. ARC currently has five horizontal wells cased and completed at Sunrise waiting on the facility tie-in. During the first quarter, ARC drilled one horizontal well at Sundown.

ARC received approval from the British Columbia Oil and Gas Commission to construct two 60 mmcf per day gas plants at Sunrise. Current plans target the first 60 mmcf per day of capacity to be on stream in 2013. In anticipation of the Sunrise gas plant, a vertical well is being drilled, which will be evaluated for acid gas disposal potential.

During 2011, ARC plans to spend $25 million on the West Montney assets to drill two horizontal wells and one acid gas disposal well. In addition, ARC will complete the tie-in of existing Sunrise wells during the second quarter of 2011.

Parkland

Parkland is a liquids rich property located just ten kilometers east of the Dawson field. First quarter 2011 production averaged 40.5 mmcf per day of natural gas and 1,125 boe per day of natural gas liquids. Production from new wells and added compression in early March increased average volumes at the Parkland field in the first quarter by 300 boe per day relative to fourth quarter 2010 volumes.

ARC drilled four horizontal wells at Parkland during the first quarter. One of the four horizontal wells targeted the Upper Montney in the liquids-rich Tower area (north of the main producing pool) and will be completed in the third quarter. Two more horizontal wells will be drilled in this area by year-end to further delineate the opportunity.

During 2011, ARC plans to spend $67 million on the drilling of 11 horizontal wells. ARC also plans to test a lower interval in the upper Montney A zone as well as complete three horizontal wells to determine the oil and liquids potential of the Tower area.

Attachie

ARC holds a prospective land base of 104 sections in the Attachie property located west of Dawson. Currently there are no booked reserves or production at Attachie. Assessment of the block commenced in the first quarter with two wells being drilled in Attachie during the first quarter. Completion operations will commence in the second half of 2011.

During 2011, ARC intends to continue drilling at Attachie to assess the potential for commercial production.

Ante Creek

Ante Creek production is facility constrained, with first quarter averaging 7,900 boe per day (43 per cent light crude oil and natural gas liquids, 57 per cent natural gas). Successful horizontal multi-stage completions at Ante Creek average 30 day production rates of 360 boe per day compared to average rates of 100 boe per day for vertical wells. Given the favorable results from horizontal drilling, ARC believes that the Ante Creek property will provide a significant near-term growth opportunity once facility capacity is expanded.

During the first quarter ARC drilled three oil wells into the Montney formation at Ante Creek.

In response to current capacity constraints, ARC has committed $30 million of 2011 capital to build a new, 30 mmcf per day gas plant to process solution gas, enabling an increase in liquids production. ARC has completed the engineering and design for the gas plant and has recently received ERCB approval to construct the plan. The sales pipeline to TCPL has been installed, major equipment has been ordered and pipeline debottlenecking within the field is progressing. The new plant is expected to come on-stream late in the first quarter of 2012. The total cost of the gas plant is expected to be $40 million.

During 2011, ARC plans to spend $55 million to drill 14 horizontal and two vertical wells at Ante Creek. ARC expects liquids production to grow to approximately 5,000 barrels per day and total production at Ante Creek to increase to approximately 11,000 boe per day over the course of 2012.

Pembina

ARC is the second largest operator in the Pembina area, operating approximately 25 per cent of the Pembina oil field with an average 65 per cent working interest in 166 gross sections (126 net sections). Pembina first quarter production averaged 10,440 boe per day of light crude oil, an increase of 16 per cent from 9,000 boe per day in the comparable period of 2010. During the first quarter, ARC drilled nine net horizontal wells into the Cardium formation. ARC is encouraged by results that indicate an initial 30-day production average of 150 barrels of oil per day for the six horizontal wells put on production in the first quarter of 2011.

ARC is optimistic about the opportunity for increased recovery at Pembina from the application of horizontal drilling and completion technology. Pembina is an extensive area with geological variability, which adds complexity to ARC's efforts to access additional resources using horizontal drilling and completion techniques. ARC will continue to evaluate this field in order to gain a better understanding of where the horizontal completion technology can be most effectively applied.

During 2011, ARC plans to spend $90 million to drill 42 horizontal Cardium locations in order to further develop this reservoir. In addition, extensive work is also planned on waterflood management in order to optimize reservoir recoveries.

Goodlands

The Goodlands property in Manitoba provides some of the best drilling economics in ARC's portfolio due to the high netback, light crude oil. First quarter production averaged 1,400 boe per day of light crude oil, significantly higher than first quarter 2010 average production of 879 boe per day, as a result of ARC's robust 2010 drilling program. The Goodlands battery is running at full capacity and plans are being executed to expand oil capacity. During the first quarter, ARC drilled seven net horizontal wells.

During 2011, ARC plans to spend $58 million in southeast Saskatchewan and Manitoba to drill 48 wells and explore for additional opportunities.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the first quarter of 2011, consistent with distributions levels prior to the conversion to a corporation. A dividend of $0.10 per share was declared and paid for the month of April 2011. The Board of Directors has confirmed a dividend of $0.10 per share for May and has conditionally declared a monthly dividend of $0.10 per share for June and July 2011, targeting a total dividend of $0.30 per share for the second quarter of 2011. The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

    <<
    -------------------------------------------------------------------------
    Ex-dividend date      Record date      Payment date    Per share amount
    -------------------------------------------------------------------------
    April 27, 2011     April 29, 2011      May 16, 2011             $0.10
    May 27, 2011         May 31, 2011     June 15, 2011             $0.10(1)
    June 28, 2011       June 30, 2011     July 15, 2011             $0.10(2)
    July 27, 2011       July 29, 2011   August 15, 2011             $0.10(2)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Confirmed on May 16, 2011.
    (2) Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.
    >>

The declaration of the dividends is conditional upon confirmation by news release and further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation". ARC's goal is to transform this value into shareholder returns through regular dividends and, when appropriate, growth in 2011 and beyond. During 2011, ARC will continue to execute its $625 million capital program targeting growth in 2011. Defined projects such as Dawson and Sunrise in the Montney region of British Columbia and Ante Creek in northern Alberta will provide near-term growth. ARC's 2011 capital program includes the drilling of 166 wells on operated properties with horizontal wells accounting for 86 per cent.

ARC has a balanced portfolio of high-quality assets with current production of approximately 60 per cent natural gas and 40 per cent crude oil and natural gas liquids. The mix of liquids and natural gas in ARC's portfolio has enabled ARC to respond to the prolonged, low natural gas price environment effectively by redirecting a portion of capital to oil and liquids projects that generate significant returns and cash flow relative to near-term natural gas projects.

Given the strong outlook for crude oil prices, a significant portion of ARC's 2011 capital program has been allocated to oil and liquids projects with oil and liquids wells accounting for approximately 87 per cent of operated wells to be drilled in 2011 and representing approximately 45 per cent of the $625 million 2011 capital program. Ante Creek, Pembina and Goodlands will see significant oil drilling activity in 2011 as well as the construction of a new gas processing facility at Ante Creek to address current capacity constraints. ARC will continue to assess the liquids potential in the northern region of the Montney at Parkland.

ARC will direct considerable resources and capital on the Montney in northeast British Columbia in order to set the stage for long-term growth in this area over the next three to five years. Despite continued low natural gas prices, ARC's Montney natural gas economics still support development of this area at current natural gas prices. With the recent completion of the Phase 2 gas plant, ARC's processing capacity in Dawson has doubled to 120 mmcf per day.

Severe flooding in parts of Saskatchewan and Manitoba and devastating wildfires in northern Alberta are currently having an impact on ARC's operations in the affected areas. At the present time, approximately 5,000 boe per day, predominantly oil production, is shut-in. ARC is uncertain when electricity will be restored and when the fields will be accessible to resume normal operations and continue the execution of the capital program in the affected locations. ARC will continue to monitor these situations, assess the impact on its full year, budgeted production and will provide details in its mid-year review. ARC believes that full year 2011 volumes may average in the 80,000 - 85,000 boe per day range, a reduction from previous guidance of 84,000 - 87,000 boe per day. Exit 2011 production is expected to be in excess of 90,000 boe per day, a reduction from previous exit guidance of 93,000 boe per day, due to the timing of certain projects in 2011. Variances from full year guidance at the end of the first quarter are timing related and ARC expects that full year 2011 results will match guidance estimates as the year progresses. All other 2011 full year guidance estimates remain unchanged and are summarized in the following table.

    <<
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                                 2011 Guidance   Q1 2011 Actual   % Variance
    -------------------------------------------------------------------------
    Production (boe/d)         80,000 - 85,000           73,880          (10)
    Expenses ($/boe):
      Operating                    9.40 - 9.70            10.12           (6)
      Transportation               1.10 - 1.20             1.10            4
      General and
       administrative(1)           2.45 - 2.60             2.48            2
      Interest                     1.25 - 1.40             1.49          (13)
    Capital expenditures
     ($ millions)                          625              157            -
    Diluted shares
     (millions)(2)                         286              285            -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The 2011 annual Guidance for general and administrative cost per boe is based on a range of $1.65 - $1.70 prior to the recognition of any expense associated with ARC's long term incentive plan, $0.60-$0.65 per boe associated with cash payments under ARC's long term incentive plan and $0.20-$0.25 per boe associated with accrued compensation under ARC's long term incentive plan. Actual per boe costs for each of these components for the three months ended March 31, 2011 were
        $2.37 per boe, $1.53 per boe and a recovery of $(1.42) per boe, respectively.
    (2) Based on weighted average shares plus the dilutive impact of share options outstanding during the period.
    >>

On March 22, 2011 the Federal Government presented a budget, which included a proposal to eliminate the ability of a corporation to defer income as a result of timing differences in the year-end of the corporation and of any partnership of which it is a member. ARC Resources Ltd.'s oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end. These proposals were not enacted but are expected to be reintroduced in the next federal budget. If these proposals are enacted, ARC currently expects that it would be taxable in 2012 instead of 2013 as a result of the loss of the deferral on partnership income.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011 all Canadian publicly accountable enterprises are required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"). ARC has prepared its unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011 under IFRS and has restated its unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2010 to comply with IFRS. For further information on ARC's transition to IFRS and a reconciliation of its affected financial information for the three months ended March 31, 2010, please refer to Note 16, "Explanation of Transition to International Financial Reporting Standards" in the unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011 and 2010 filed on SEDAR at www.sedar.com.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: all of the matters under the heading "Outlook" which contains guidance for 2011, the expectations related to the transition from Canadian GAAP to IFRS under the heading "International Financial Reporting Standards", and a number of other matters, including future liquidity and financial capacity under the heading "Debt Management"; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures under the heading "Operational Review".

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and Funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC expects 2011 oil and gas production to average 80,000 to 85,000 barrels of oil equivalent per day from six core areas in western Canada. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

    <<
    John P. Dielwart,
    Chief Executive Officer
    >>

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 18:43e 17-MAY-11